Exhibit 99.1

Volkswagen Group & Audi Accelerate Fuel Cell Technology Solutions Program With Ballard

VANCOUVER and INGOLSTADT, Germany, Sept. 26, 2016 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) today announced that automotive OEM Audi AG has issued purchase orders to Ballard to accelerate certain key development activities under the current long-term Technology Solutions program that Volkswagen Group has with Ballard.

As announced by Ballard in a February 11, 2015 press release, the current 6-year engineering services contract with Volkswagen Group runs to March 2019, with an optional 2-year extension beyond that date. The contract has an estimated value of C$100-140 million (approximately US$80-112 million at the time of Ballard's press release). The resulting HyMotion program encompasses automotive fuel cell stack development as well as system design support activities.

Volkswagen Group recently transferred responsibility for fuel cell development to its Audi luxury brand, and is also accelerating the timeline for series production. The acceleration in HyMotion program activities is focused on reconfiguration of the current fuel cell stack and acceleration in the development of a next-generation fuel cell stack.

Dr. Petra Hackenberg-Wiedl, head of Fuel Cell Office Audi AG and Volkswagen Group said, "We see our future as including electric powertrains, both battery and fuel cell vehicles."

Randy MacEwen, Ballard President and CEO said, "This acceleration of the HyMotion program confirms Volkswagen Group's commitment to fuel cell technology and its long-term partnership with Ballard. At Ballard, we are fully committed to the consistent delivery of program goals and to the support of Volkswagen Group and Audi as it progresses toward its electrification targets with the world's leading fuel cell stacks."

Dr. Kevin Colbow, Ballard's Vice President – Technology and Product Development added, "Our HyMotion team of engineers and scientists are collaborating closely with Audi's experts and together we are on-track with respect to key technical and financial goals set for the current year."

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning market demand for our products and services. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.  The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

SOURCE Ballard Power Systems Inc.

%CIK: 0001453015

For further information: Guy McAree, +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 16:30e 26-SEP-16